Exhibit 11.1

Consent of Independent Accountants

The Board of Directors

Medalist Diversified REIT, Inc.

Richmond, Virginia

We consent to the use in the Offering Circular constituting a part of this Offering Statement on Form 1-A, as it may be amended, of our independent accountants report dated October 2, 2015 relating to the consolidated balance sheet of Medalist Diversified REIT, Inc. as of September 30, 2015 and of the related consolidated statements of operations, changes in stockholders’ equity and cash flows for the period from inception (September 28, 2015) through September 30, 2015, and of our independent accountants report dated September 28, 2015 relating to the statements of revenues and expenses of Medalist Fund 1-A, LLC (Franklin Square) for the year ended December 31, 2014 and for the period from acquisition (September 20, 2013) to December 31, 2013.

/s/ Keiter

Glen Allen, Virginia

February 17, 2016